UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK

PURCHASE, SAVINGS AND SIMILAR PLANS

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2011.

OR

☐	TRANSITION	REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from _____________ to ______________

Commission file number: 0-19065

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Sandy Spring Bancorp, Inc. Cash and Deferred Profit Sharing Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Sandy Spring Bancorp, Inc.

17801 Georgia Avenue

Olney, Maryland 20832

Sandy Spring Bancorp, Inc. Cash and Deferred Profit Sharing Plan

Table of Contents

Reports of Independent Registered Public Accounting Firms	1-2

Financial Statements

Statements of Net Assets Available for Benefits	3
Statement of Changes in Net Assets Available for Benefits	4

Notes to Financial Statements	5

Supplementary Schedule

Schedule of Assets (Held at End of Year)	12

Signatures
13

Exhibits

Exhibit 23.1	Consent of Independent Registered Public Accounting Firm
Exhibit 23.2	Consent of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants

Sandy Spring Bancorp, Inc. Cash and Deferred Profit Sharing Plan

We have audited the accompanying statement of net assets available for benefits of the Sandy Spring Bancorp, Inc. Cash and Deferred Profit Sharing Plan (the “Plan”) as of December 31, 2011 and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011, and the changes in net assets available for benefits for the year ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedule of assets (held at end of year) as of December 31, 2011 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as whole.

/s/Stegman & Company

Baltimore, Maryland

June 21, 2012

1

Report of Independent Registered Public Accounting Firm

To the Trustees and Participants

Sandy Spring Bancorp, Inc. Cash and Deferred Profit Sharing Plan

We have audited the accompanying statement of net assets available for benefits of the Sandy Spring Bancorp, Inc. Cash and Deferred Profit Sharing Plan (the “Plan”) as of December 31, 2010. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

/s/ParenteBeard LLC

Reading, Pennsylvania
June 20, 2011

2

Sandy Spring Bancorp, Inc. Cash and Deferred Profit Sharing Plan

Statements of Net Assets Available For Benefits

December 31, 2011 and 2010

	2011	2010
Assets
Investments:
Cash and money market funds	$4,636,004	$5,691,169
Mutual funds	37,605,206	35,888,050
Common stock	6,461,296	5,977,623
	48,702,506	47,556,842

Receivables:
Employer contributions	43,140	9,973
Accrued interest	28,871	26,848
Notes receivable from participants	507,262	528,852
	579,273	565,673
Total Assets	49,281,779	48,122,515

Liabilities
Accrued administrative expenses	22,912	22,183
Total Liabilities	22,912	22,183
Net Assets Available for Benefits	$49,258,867	$48,100,332

See notes to Financial Statements.

3

Sandy Spring Bancorp, Inc. Cash and Deferred Profit Sharing Plan

Statement of Changes In Net Assets Available For Benefits

Year Ended December 31, 2011

Additions to net assets attributed to:
Investment income:
Net depreciation in fair value of investments	$(1,565,516)
Interest and dividends	1,240,294
Total Investment Loss:	(325,222)

Interest income on notes receivable from participants	22,859

Contributions:
Participant	3,268,078
Employer	1,470,140
Rollover	241,609
Total Contributions:	4,979,827
Total Additions	4,677,464

Deductions from net assets attributed to:
Benefits paid to participants	3,426,790
Administrative expenses	92,139
Total Deductions	3,518,929

Net Increase in Net Assets Available for Benefits	1,158,535
Net Assets Available for Benefits:
Beginning balance	48,100,332
Ending balance	$49,258,867

See notes to Financial Statements.

4

Sandy Spring Bancorp, Inc. Cash and Deferred Profit Sharing Plan

Notes to Financial Statements

Note 1. Plan Description And Summary of Significant Accounting Policies

Plan description: The following description of the Sandy Spring Bancorp, Inc. Cash and Deferred Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions.

General: The Plan is a defined contribution plan covering substantially all employees of Sandy Spring Bancorp, Inc. and its related companies (the Company) who are eighteen or older, and are credited with three months of eligible service, as defined. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Employee contributions: Each year, participants may authorize their employer to defer up to 100% of their annual compensation for contribution to the Plan in accordance with procedures established by the plan administrator, up to allowable IRS limitations. Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions. Amounts deferred will not currently be subject to federal or state income taxation until withdrawn from the Plan upon retirement, death or disability or separation from service. Earnings on such contributions will accumulate income tax deferred until the account is distributed. Participants may also contribute amounts representing qualified rollover distributions from other qualified defined benefit or defined contribution plans.

Employer contributions: The Company contributes a percentage of base compensation, as defined by the Plan that its participating employees defer to the Plan. For the 2011 plan year, the employer match was made in accordance with the following Safe Harbor formula: 100% of the first 3% of base compensation that is deferred and 50% of the next 2% of base compensation that is deferred. Each year, the Company, at its discretion, may elect to pay a profit sharing bonus. In 2011 there was no profit sharing bonus granted.

Notes receivable from participants: Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the vested balance in the participant’s account and bear an interest rate reasonable at the time the loan is made. Interest rates are based on the prime rate at the time of the loan’s inception. Current rates range from 3.25% to 8.25%. There is also a $150 origination fee, which is taken from the participant’s account. Principal and interest is paid ratably through payroll deductions.

Participant accounts: Each participant’s account is credited with the participant’s contribution and allocations of (a) its employer’s contribution and, (b) Plan earnings/losses. Allocations are based on participant earnings or account balances, as defined. Loan fees are charged to the respective participant’s account. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Participants may direct the investment of their accounts into various investment options offered by the Plan.

Vesting: Participants are immediately vested in their contributions and any profit sharing contributions plus actual earnings thereon. Vesting is also immediate in any Safe Harbor employer matching contributions made after January 1, 2006. Vesting in the employer’s matching contribution made prior to January 1, 2006, is based on years of continuous service. A participant vests 20% per year after one year of service, and is 100% vested after five years of credited service.

5

Sandy Spring Bancorp, Inc. Cash and Deferred Profit Sharing Plan

Notes to Financial Statements

Note 1. Plan Description And Summary of Significant Accounting Policies (continued)

Payment of benefits: Upon termination of service due to retirement, total and permanent disability before retirement, or termination of employment, participants are entitled to receive the full vested value of their accounts. Upon the participant’s death, the value of a participant’s account is paid to the participant’s beneficiary. Participant account balances may be paid in a lump sum. If the total value of the participant’s vested account balance is $1,000 or less, the plan administrator may require a distribution of the entire account balance in a lump sum. A participant may elect a hardship distribution prior to separation of service provided the participant meets the hardship distribution requirements of the Plan.

Forfeited accounts: At December 31, 2011 and December 31, 2010, forfeited nonvested accounts totaled $1,368 and $24,428, respectively. These accounts are used to reduce employer contributions. During 2011 forfeitures totaling $1,368 were used to fund employer contributions.

Expenses of the Plan: The Plan’s administrative expenses are paid by either the Plan, or the Company as provided by the Plan document. The asset-based fees are deducted prior to allocation of the Plan’s investment earnings activity and thus are not separately identifiable as an expense. Five of the investment vehicle options assess short term redemption fees, which are charged against net appreciation. Those funds are: Scout Small Cap Fund, DWS Dreman Small Cap Value Fund – CI S, Morgan Stanley Inst International Equity Fund, Fidelity Funds and the T.Rowe Price Real Estate Fund.

A summary of the Plan’s significant accounting policies follows:

Basis of accounting: The financial statements of the Plan are prepared under the accrual method of accounting.

Estimates: The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment valuation and income recognition: Investments are reported at fair value. See Note 2 for a discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are reported on the ex-dividend date.

Notes receivable from participants: Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes from participants are reclassified as distributions based upon the terms of the plan document.

Risks and uncertainties: The Plan invests in marketable equity securities (common stocks) and mutual funds. Such investments are exposed to various risks such as market risk and credit risk. Due to the level of risk associated with such investments and the level of uncertainty related to changes in the value of such investments, it is at least reasonably possible that changes in risks in the near term could materially affect investment balances and the amounts reported in the financial statements.

Payment of benefits: Benefits are recorded when paid.

6

Sandy Spring Bancorp, Inc. Cash and Deferred Profit Sharing Plan

Notes to Financial Statements

Note 1. Plan Description And Summary of Significant Accounting Policies (continued)

Pending Accounting Pronouncements: In May 2011, the FASB issued guidance on fair value that applies to all entities that measure assets, liabilities or instruments classified in stockholders’ equity at fair value or provide fair value disclosures for items not recorded at fair value. The guidance clarifies how a principal market is determined, addresses the fair value measurement of instruments with offsetting market or counterparty credit risk and the concept of valuation premise and highest and best use, extends the prohibition of blockage factors to all three levels of the fair value hierarchy, and requires additional disclosures. This guidance is effective for interim and annual periods beginning after December 15, 2011. Differences in fair value measurement resulting from the application of the guidance will be recognized in income in the period of adoption as a change in estimate. Disclosure requirements will be recognized prospectively. Changes in valuation techniques and related inputs as a result of the application of the guidance in addition to an estimate of the total effect of the changes, if practicable, will be disclosed in the period of adoption. The application of this guidance is not expected to have a significant impact on the Plan’s financial statements.

7

Sandy Spring Bancorp, Inc. Cash and Deferred Profit Sharing Plan

Notes to Financial Statements

Note 2. Fair Value Measurements

The Plan measures, on a recurring basis, its investments at fair value in accordance with FASB codification “Fair Value Measurements and Disclosures,” which provides the framework for measuring fair value. The standard for fair value measurement establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below.

Basis of Fair Value Measurement

Level 1- Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2- Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability;

Level 3- Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e. supported by little or no market activity).

A financial instrument’s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2011 and 2010.

Cash and money market funds: Valued at amortized cost, which approximates fair value.

Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds: Valued at the net asset value (“NAV”) of shares held by the plan at year end based on the quoted market price of the respective funds.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth, by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2011 and 2010. Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement:

8

Sandy Spring Bancorp, Inc. Cash and Deferred Profit Sharing Plan

Notes to Financial Statements

Note 2. Fair Value Measurements (continued)

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2011
Cash and money market funds	$4,636,004	$-	$-	$4,636,004
Sandy Spring Bancorp, Inc. common stock	6,461,296	-	-	6,461,296
Mutual funds:
Index funds	3,687,630	-	-	3,687,630
Balanced funds	3,928,124	-	-	3,928,124
Growth funds	9,944,113	-	-	9,944,113
Fixed income funds	7,522,976	-	-	7,522,976
Value funds	6,656,316	-	-	6,656,316
Other funds	5,866,047	-	-	5,866,047
Total mutual funds	37,605,206	-	-	37,605,206
Total investments at fair value	$48,702,506	$-	$-	$48,702,506

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2010
Cash and money market funds	$5,691,169	$-	$-	$5,691,169
Sandy Spring Bancorp, Inc. common stock	5,977,623	-	-	5,977,623
Mutual funds:
Index funds	3,470,725	-	-	3,470,725
Balanced funds	3,578,519	-	-	3,578,519
Growth funds	10,085,398	-	-	10,085,398
Fixed income funds	6,731,101	-	-	6,731,101
Value funds	2,443,084	-	-	2,443,084
Other funds	9,579,223	-	-	9,579,223
Total mutual funds	35,888,050	-	-	35,888,050
Total investments at fair value	$47,556,842	$-	$-	$47,556,842

9

Sandy Spring Bancorp, Inc. Cash and Deferred Profit Sharing Plan

Notes to Financial Statements

Note 3. Investments

The following table presents the fair value of investments. Investments that represent five percent or more of the Plan’s net assets available for benefits are separately identified as of December 31:

Investments	2011	2010

At Fair Value as Determined by Quoted Market Prices:
Mutual Funds:
Dodge & Cox Stock Fund	3,973,205	4,137,903
Neuberger & Berman Genesis Trust	3,135,527	2,817,242
Oakmark Equity & Income I	3,928,124	3,578,519
PIMCO Total Return Instl Fund	4,753,336	4,112,128
Royce Micro Cap Invmt Fund	2,712,746	3,035,538
Other Mutual Funds	19,102,268	18,206,720
Common Stock:
Sandy Spring Bancorp, Inc.	6,461,296	5,977,623
At Estimated Fair Value:
Cash and Money Market Funds:
Government Obligations Tax Managed Fund #636	4,635,105	5,686,175
Other Cash and Money Market Funds	899	4,994
Total Investments	$48,702,506	$47,556,842

During 2011, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $1,565,516 as follows:

Mutual Funds	$(1,347,673)
Common Stock	(217,843)
Total investment depreciation in value	$(1,565,516)

Note 4. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

10

Sandy Spring Bancorp, Inc. Cash and Deferred Profit Sharing Plan

Notes to Financial Statements

Note 5. Tax Status

By letter dated March 31, 2008, the Internal Revenue Service has determined that the Plan is qualified and the trust established under the Plan is tax-exempt in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. The plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Accounting principles generally accepted in the United States of America require Plan Management to evaluate tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. Management has evaluated the tax positions taken by the Plan and has determined that no uncertain tax positions have been taken or are expected to be taken that would require recognition or disclosure in the financial statements. The Plan may be subject to routine tax audits; however no audits are currently in progress. The Plan remains subject to income tax examination for years ending after December 31, 2008.

Note 6. Related Party Transactions

The Plan allows participants to have salary deferral contributions as well as any employer contributions made during the year invested in the common stock of Sandy Spring Bancorp, Inc. Sandy Spring Bancorp, Inc. is the plan sponsor and therefore, these transactions qualify as party-in-interest. For 2011, total purchases at market value related to the stock were $1,558,996 and total sales at market value related to the stock were $668,337. Participants are not required to make investments in employer securities. In addition, the Plan has notes receivable from participants, which are secured by the vested balances in the participants accounts.

Note 7. Trustee and Plan Administrator

Trustee: Sandy Spring Bank is the trustee of the Plan’s funds.

Plan Administration: The Company is the plan administrator and is responsible for maintaining records on participants, determining eligibility for benefits, and interpreting and administrating the provisions of the Plan.

11

Sandy Spring Bancorp, Inc. Cash and Deferred Profit Sharing Plan

Schedule Of Assets (Held At End Of year)

Form 5500, Schedule H, Item 4i

December 31, 2011

Employer Identification Number – 52-1532952
Plan Number - 002

(a)	(b)	(c)	(d)	(e)
	Identity of issuer	Description of Investment	Cost	Current value

	American Funds Amcap R-5	Mutual Fund	**	$2,391,782
	Calamos Growth A	Mutual Fund	**	1,510,964
	Dodge & Cox Stock Fund	Mutual Fund	**	3,973,205
	DWS Dreman Small Cap Value Fund – CI S	Mutual Fund	**	355,882
	Federated Govt Obligations Fd #5	Money Market Fund	**	881
	Fidelity Select Materials Portfolio	Mutual Fund	**	20,626
	Government Obligations Tax Managed Fund #636	Money Market Fund	**	4,635,105
	MFS International New Discovery Fund I	Mutual Fund	**	1,620,761
	MFS New Discovery Fund I	Mutual Fund	**	193,094
	Morgan Stanley Inst International Equity Fund	Mutual Fund	**	1,877,427
	Neuberger & Berman Genesis Trust	Mutual Fund	**	3,135,527
	Oakmark Equity & Income I	Mutual Fund	**	3,928,124
	Perkins Mid Cap Value Fund	Mutual Fund	**	828,286
	PIMCO Total Return Instl Fund	Mutual Fund	**	4,753,336
	Royce Micro Cap Invmt Fund	Mutual Fund	**	2,712,746
	T.Rowe Price Real Estate Fd	Mutual Fund	**	2,193,394
	Vanguard 500 Index Fund Signal Shares	Mutual Fund	**	2,292,477
	Vanguard Equity Income Inv	Mutual Fund	**	1,498,943
	Vanguard Inflation Protected Securities – Adm	Mutual Fund	**	1,674,095
	Vanguard Mid-Cap Index Fund Signal Shares	Mutual Fund	**	1,395,153
	Vanguard Short Term Fed - Inv	Mutual Fund	**	1,095,545
	Vanguard Target Retirement 2020 Fund	Mutual Fund	**	83,365
	Vanguard Target Retirement 2030 Fund	Mutual Fund	**	3,771
	Vanguard Target Retirement 2040 Fund	Mutual Fund	**	11,213
	Vanguard Target Retirement 2050 Fund	Mutual Fund	**	55,490
*	Sandy Spring Bancorp, Inc.	Common Stock	**	6,461,296
*	Sandy Spring Bancorp, Inc.	Cash Account	**	18
*	Participant Loans	Loans, ranging from 3.25%-8.25%, maturities through May 2021	$-	507,262
Total Investments				$49,209,768

*Represents a party-in-interest to the Plan.

**Cost is not required for participant-directed plans.

12

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefits plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Sandy Spring Bancorp, Inc. Cash and Deferred Profit Sharing Plan

(Name of Plan)

By:	Sandy Spring Bancorp, Inc.
Plan Sponsor and Administrator

/s/ Daniel J. Schrider

Daniel J. Schrider, Chief Executive Officer
Sandy Spring Bancorp, Inc.

Date: June 21, 2011

13